02057347

PE 7-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 20 02

Cumberland Resources Ltd.
(Translation of registrant's name into English)

906 – 595 Howe Street, Vancovuer, B.C., Canada, V6C 2T5
(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cumberland Resources Ltd.
(Registrant)

Date Sept. 9, 2002

By
Glen Dickson, President

CUMBERLAND RESOURCES LTD

Listed on the Toronto Stock Exchange:CBD

#906 - 595 Howe Street
Vancouver, BC V6C 2T5
Phone: 604 608-2557
Fax: 604 608-2559
Website: www.goldmin.com
Email: cumberland@telus.net

News Release 02-13
July 12, 2002

MEADOWBANK GOLD PROJECT:
PHASE 2 PROGRAM UNDERWAY - FINAL RESULTS FROM PHASE 1

CUMBERLAND RESOURCES LTD. (CBD-TSX) (the "Company") reports that the $3.9 million Phase 2 program is now underway at the Company's 100% owned Meadowbank Gold Project, located 70 km north of Baker Lake, Nunavut.

Phase 2 drilling programs, consisting of approximately 8000 m of diamond drilling commenced on July 8th. The Company plans to complete approximately 70 holes between now and September 15th. Drill programs are designed to further delineate and improve resource confidence and explore for additional gold deposits utilizing the data obtained from recently completed overburden drilling programs. In addition the Company has accelerated environmental and metallurgical programs in preparation for feasibility studies in the fall of 2002 (see news release NR02-12).

The Company has received final results from the Phase 1 diamond drilling program. At the Connector Zone, a total of 19 of 35 holes completed have yielded intersections considered by the Company to have economic significance. This has resulted in a new zone of mineralization measuring approximately 450 m in length and ranging from 120 to 50 m wide with thickness varying between 2 m and 11.2 m. The near surface nature of the Connector Zone and its position between the Third Portage and North Portage deposits will increase the open pit potential of the project and allow the Company to evaluate continuous open pit mining over a length of 1.85 km.

The Company also drilled a total of 12 drill holes at the Vault deposit in Phase 1. Holes VLT02-047, 048 and 051 have successfully expanded the deposit at depth and to the south by an additional 200 m (see news release NR02-09).

Meadowbank is host to the third largest gold resource in Canada with five closely spaced, near surface, gold deposits including the Vault deposit. Independent resource estimates completed at the end of 2001 totaled:

Meadowbank Project Resources (MRDI Canada, 2001)

Measured and Indicated	(7,775,000 t grading 5.79 g/t)	1,447,300 oz. gold
Inferred	(10,937,000 t grading 4.44 g/t)	1,561,200 oz. gold
Total		3,008,000 oz. gold

Economic studies ("Preliminary Assessment") on the Meadowbank project, completed prior to this year's drill campaign by consulting engineers MRDI Canada, (see News Release NR02-02), using a production rate of 246,000 oz. per year generated estimated total cash costs of $US 168/oz. gold with approximately 85% of the production from open pit designs.

Cumberland is well financed with approximately $18 million in working capital and is positioning itself to become North America's next mid-tier level gold producer by advancing the Meadowbank Project to production.

Cumberland Resources holds interests in two of the largest undeveloped gold projects in Canada: Meadowbank (100%) and Meliadine West (22% carried).

For further information, please contact Mr. Glen Dickson, President, or Mr. Kerry Curtis, Senior Vice President.

CUMBERLAND RESOURCES LTD.

"Kerry M. Curtis, B.Sc., P.Geo."
Senior Vice President

Cautionary Note: The preliminary assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment includes approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast. In compliance with National Instrument 43-101, the Company has issued a Technical Report which is available at www.sedar.com for review.

Meadowbank Gold Project
Phase 1 Drilling

2002 Connector Zone (Third Portage/North Portage) Drill Results

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE (Au) g/T
NP02-385*	600N	235W	25.75	29.20	3.45	5.01
		And	33.40	38.50	5.10	14.15
		Incl.	35.33	35.75	0.42	146.0
NP02-386*	750N	319W	54.30	56.90	2.77	2.60
NP02-387*	825N	395W	31.25	33.75	2.50	2.92
		And	36.90	38.80	1.90	5.36
		And	45.90	49.20	3.30	22.11
TP02-388*	550N	260W	34.42	40.80	6.38	7.23
		Incl.	34.42	34.70	0.28	86.15
		Incl.	37.37	40.80	3.43	6.13
		And	44.75	50.8	6.05	3.93
NP02-390*	650N	259W	30.90	34.30	3.2	18.52
TP02-394*	500N	231W	16.6	26.5	9.9	6.55
TP02-395*	500N	281W	41.50	52.70	11.2	7.91
NP02-397*	865N	405W	41.30	48.00	6.7	44.75
		Incl.	41.30	42.76	1.46	175.60
NP02-398	865N	455W	145.9	146.9	1.0	7.36
NP02-399	825N	345W	41.84	47.65	5.81	3.47
NP02-400	940N	392W	38.30	40.90	1.79	5.36
NP02-401	940N	452W	28.35	30.40	2.05	2.88
		and	50.35	52.71	2.36	2.52
TP02-402	500N	181W				NSV
TP02-403	550N	210W	14.12	19.70	5.05	2.15
NP02-404	600N	210W	29.78	32.60	2.82	3.10
NP02-405	600N	185W				NSV
NP02-406	865N	355W	45.17	47.05	1.88	3.68
NP02-407	865N	305W	38.30	41.13	2.83	3.53
			46.75	48.15	1.75	21.24
NP02-408	825N	320W	42.95	45.84	2.89	2.28
NP02-409	825N	295W	42.30	45.72	3.42	7.17

CUMBERLAND RESOURCES LTD

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE (Au) g/T
NP02-410	700N	292W				NSV
NP02-411	700N	267W	46.0	49.3	3.3	3.43
NP02-412	700N	242W				NSV
NP02-413	790N	370W	39.95	47.3	7.35	5.04
NP02-414	790N	320W	48.03	52.95	4.92	6.80
		Incl.	48.03	48.60	0.57	46.75
		And	55.4	60.75	5.35	2.96
NP02-415	650N	234W	35.1	37.0	1.9	6.66
		Incl.	36.6	37.0	0.4	28.00
NP02-416	1075N	538W	79.6	81.65	2.05	3.76
		And	85.90	87.80	1.9	6.18
NP02-417	980N	497W	68.45	71.77	3.32	2.94
		Incl.	69.0	69.7	0.7	10.20
		And	77.12	80.4	3.28	2.56
NP02-418	825N	270W				NSV
NP02-419	865N	255W	19.46	20.45	0.99	10.00
NP02-420	900N	320W	45.69	48.56	2.87	3.16

2002 Vault Deposit Drill Results

HOLE	LOCATION		FROM (m)	TO (m)	INTERVAL (m)	GRADE (Au) g/T
VLT02-47*	4925N	4200W	355.40	356.50	1.1	11.25
VLT02-48*	4575N	4420W	173.80	176.55	2.75	8.95
VLT02-49	5100N	4523W	152.63	152.83	0.2	107.3
VLT02-50	5150N	4665W	156.65	157.7	1.05	6.39
VLT02-51*	4800N	4375W	296.0	300.90	4.9	16.09
		Incl	296.0	296.29	0.29	228.25
VLT02-52	5150N	4780W	106.5	108.95	2.45	8.23
VLT02-53	5025N	4300W				NSV
VLT02-54	4575N	4405W	161.10	162.40	1.3	4.54
VLT02-55	4800N	4250W	383.50	390.83	7.31	2.05
VLT02-56	5150N	4880W	64.60	68.25	3.65	12.74
VLT02-57	5200N	4950W				NSV
VLT02-58	5300N	4950W				NSV

*previously released

CUMBERLAND RESOURCES LTD

LISTING:
CBD-TSE

#906 – 595 Howe Street, Vancouver, BC V6C 2T5
Tel: 604/608-2557 Fax: 604/608-2559

MEADOWBANK GOLD PROJECT
CONNECTOR ZONE
Drill Hole Plan


N
Connector Zone
North Portage
Open Pit Deposit
Third Portage
Open Pit Deposit
Second Portage Lake
FAULT
NP02-419
NP02-418
NP02-409
NP02-420
NP02-407
NP02-408
NP02-406
NP02-399
NP02-414
NP02-386
NP02-413
NP02-387
NP02-397
NP02-400
NP02-401
NP02-398
NP02-416
NP02-412
NP02-415
NP02-411
NP02-410
NP02-390
NP02-391
NP02-392
NP02-385
NP02-393
TP02-405
TP02-404
TP02-403
TP02-402
TP02-394
TP02-388
TP02-395
TP02-396
LEGEND
2002 Drilling
Previous Drilling
18.72 g/t over 3.2 m
Au g/t over width (m)
NSV
No Significant Values
0
100
200 metres